SUMMARY PLAN DESCRIPTION OF THE
                   FOOTSTAR 1997 ASSOCIATE STOCK PURCHASE PLAN

                  Summary of the ASPP. The following is a brief description of the material features of the ASPP. Such description is qualified in its entirety by reference to the full text of the ASPP.

                  Eligibility. All present and future employees of the Corporation or any designated U.S. Domestic subsidiary who have completed at least one year of service and have worked at least one thousand hours in the twelve month period prior to eligibility are eligible to participate in the ASPP.

                  Administration. The ASPP will be administered by the Committee, which is either the Compensation Committee or such other committee as may be designated by the Board to administer the ASPP. Certain administrative functions have been delegated to the Vice President, Human Resources of the Corporation.

                  General Description. A participant in the ASPP may authorize payroll deductions in whole percentages or whole dollars with a maximum of 10% of compensation per payroll period, with a minimum of $5 per week, if the deductions are authorized in dollars. The amounts so deducted and contributed are applied to the purchase of full and fractional shares of Common Stock at 85% of the fair market value of such Common Stock, determined as of the first or last day of an Offering Period, whichever is lower. Offering Periods are twelve month periods beginning on January 1 each year; provided, however, that the first Offering Period shall begin on September 1, 1997 and end on December 31, 1997. Purchase Dates are the last business days of each calendar quarter during an Offering Period; provided however, that the first Purchase Date shall be December 31, 1997. The fair market value of Common Stock purchased under the ASPP for a participant in any one calendar year cannot exceed $25,000. In addition, once a participant owns (or is considered as owning within the meaning of Section 423(d) of the Code) 5% or more of the voting power of the Corporation, he or she will not be able to purchase any more stock under the ASPP.

         Shares purchased under the ASPP will be evidenced on the books of the Corporation, and, after expiration of the tax holding period, certificates for whole shares will be issued to participants upon request. Shares purchased under the ASPP generally are transferable at any time after the purchase is consummated, regardless of whether certificates therefore have been issued. In the event that a dividend is declared and paid with respect to Common Stock acquired under the ASPP, the Committee shall determine whether the dividend will be paid in cash to the owners of such Common Stock, or whether it will be used to purchase additional Common Stock. It is contemplated that the Common Stock required for the ASPP will be purchased on the open market, but, in the discretion of the Committee, may be treasury Common Stock, reacquired Common Stock, and/or authorized but unissued Common Stock.

         Participants may increase or decrease their payroll deductions as of the first business day following a Purchase Date, or at such other times as may be permitted by the plan administrator. Participants may withdraw from further participation in the ASPP at any time by filing a withdrawal form with the plan administrator. Upon such withdrawal, all payroll deductions then credited to the participant's account under the ASPP which have not already been applied for the purchase of Common Stock will be paid to the participant, and no further payroll deductions will be made for that participant until he or she files a new payroll authorization form; upon such withdrawal, a participant may not file a new payroll authorization form for the remainder of the Offering Period in which the withdrawal occurs. If a participant ceases to be an employee on or before the last working day preceding the 15th day prior to a Purchase Date, then that participant will be deemed to have elected to withdraw from participation in the ASPP, and all payroll deductions then credited to the participant's account which were not applied for the purchase of Common Stock will be paid to the participant; if a participant ceases to be an employee after the above described date, he or she will be deemed to have elected to purchase Common Stock with the previously accumulated payroll deductions.

                  Future Amendments to the ASPP. The Committee may at any time amend the ASPP in any respect, except that no amendment that (i) would effect an increase in the number of shares of Common Stock which may be purchased under the ASPP, if that increase would require shareholder approval under Section 423 of the Code, or (ii) would effect a change in the designation of the corporations whose employees may participate in the ASPP, if that change would require shareholder approval under Section 423 of the Code, will be effective unless the required shareholder approval is obtained.

         Federal Income Tax Consequences. A participant will not incur federal income tax as a result of the purchase of Common Stock pursuant to the ASPP at 85% of fair market value. Generally, if the associate holds any share purchased under the Plan for (a) more than two years after the first day of the Offering Period relating to such purchase, and (b) more than one year after the Purchase Date (the "Holding Period"), then any gain realized upon the sale or other disposition of that share will be taxed as long-term capital gain, and any loss will be long-term capital loss, except that an amount equal to the lesser of (a) the excess of the fair market value of the share on the first day of the Offering Period relating to such purchase over the price at which such option could have been exercised at that time if it had then been exercisable and (b) the amount, if any, by which the fair market value of the share at the time of such disposition exceeds the price actually paid for the share under the option, will be taxed as ordinary income in the taxable year in which such sale or other disposition occurs. If an associate disposes of the share, such amount of ordinary income realized upon the sale or other disposition of the share will increase the associate's tax basis in the share for determining gain or loss upon such sale or other disposition of the share. The Corporation will not be entitled to a deduction for federal income tax purposes in connection with such sale or other disposition. If an associate disposes of any share purchased under the Plan without satisfying the Holding Period, the associate should report as ordinary income for the taxable year in which the disposition occurs the amount by which the market value of such share on the Purchase Date exceeded the amount the associate paid for such share. Any such ordinary income will increase the associate's tax basis for the purpose of determining gain or loss on the sale or other disposition of the share. The associate will be considered to have disposed of a share if such associate sells, exchanges, makes a gift or transfers (except by pledge, tax free reorganization or by transfer on death) legal title to the share.

         The Corporation will not be entitled to a business expense deduction for federal income tax purposes in connection with the sale of the shares under the ASPP, unless a participant disposes of the Common Stock received under the ASPP prior to expiration of the required holding period. In that case, the Corporation will be entitled to a business expense deduction to the extent ordinary income is recognized by the participant.

         This summary of federal income tax consequences does not purport to be complete, and it is recommended that participants consult their own tax advisor. Reference should be made to applicable provisions of the Code. There may also be state and local income taxes applicable to the transactions contemplated by the ASPP.